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                                WELLS FARGO BANK

TO:  Dennis J. Mooradian                                 DATE:  October 7, 1998

                                                         FROM:  Clyde Ostler

RE:  Compensation Agreement

A memo dated March 27, 1998 documented our agreement regarding your compensation and minimum severance. This memo in turn documents our new agreement reflecting your new responsibilities post the merger with Norwest. Specifically, the purpose of this document is to summarize our agreement regarding your minimum compensation levels, assuming you continue in active employment, for 1998, 1999, and 2000, and minimum severance compensation in the event the bank terminates you other than for illegal acts or gross negligence within this time period.

Your minimum annual total compensation will be $1.45 million. This will include cash compensation and long term compensation, calculated using Black Scholes in the case of options and the face value for restricted stock. Cash compensation composed of a base salary and annual cash bonus will be at least $1 million. In particular, your (final) bonus for 1998 paid in early 1999 will be at least $250,000, bringing your cash comp for 1998 to $1 million. Similarly, for 1999 and 2000 you will continue to receive salary and bonus payments totaling $750,000 during the year and be guaranteed a supplemental cash bonus, received early in the subsequent year, of no less than $250,000.

If during your employment with Wells Fargo you are terminated other than for illegal acts or gross negligence, you will be entitled to the more favorable of either the separation pay plan in place at the time, or the following:

- a paid separation leave of 24 months duration. (During the paid leave regular employee benefits, except Executive Long Term Disability, will continue, including Restricted Share Rights and option vesting.)

-    monthly payments totaling $2.0 million over the 24 month period.

- The option to accelerate the payment of the unpaid balance at any time. However, you should note that electing to lump sum terminates employment. Stock options are governed by their individual grant for specific terms.

We also agreed to pay for a club membership (or memberships) and that your office will remain on the 12th floor.

Employees join the company voluntarily and are free to resign at any time. Similarly Wells Fargo is free to end an employment relationship when it is in the company's best interest, including reorganization due to economic reasons. While we hope our relationship will be long and mutually beneficial, neither employees nor we have entered into any expressed or implied contract of employment that would alter your "at will" employment status.

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Dated as of May 7, 1999


Mr. Mark Oman
Norwest Mortgage, Inc.
7000 Vista Drive
West Des Moines, IA  50266

Dear Mark:

     This letter documents the arrangement between you and Wells Fargo & Company regarding your retirement benefits. We acknowledge that we erroneously informed you that the Transition Benefit Comparison described below would apply to you as an employee who will be age 45 with at least 5 years of credited service as of October 1, 1999, and that date was subsequently changed to July 1, 1999.

     As you know, effective July 1, 1999, the Norwest Pension Plan will become the Wells Fargo & Company Cash Balance Plan (the "Cash Balance Plan"). To protect those classes of participants who could be adversely impacted by Wells Fargo's decision to go from a final average pay defined benefit pension plan to a cash balance defined benefit pension plan, the Cash Balance Plan provides a transition benefit comparison (the "Transition Benefit Comparison") for certain participants. The Transition Benefit Comparison is available to participants in the Norwest Pension Plan who are age 45 with at least 5 years of Credited Service on June 30, 1999 who become active participants in the Cash Balance Plan on July 1, 1999. According to our records, you will not be eligible for the Transition Benefit Comparison because you will not reach age 45 until September of 1999.

     Although Wells Fargo cannot alter the terms of the Cash Balance Plan (a qualified plan) to make you eligible for the Transition Benefit Comparison, because of the error referred to above the Company has agreed to make you whole through a nonqualified "make-up" arrangement outside of the Cash Balance Plan. We will provide you with an aggregate benefit from the qualified Cash Balance Plan and a nonqualified "make-up" arrangement that is comparable to what your Cash Balance and Supplemental Cash Balance Plan benefits would have been if you had been eligible for the Transition Benefit Comparison.

     If you have any questions, please do not hesitate to call me at 612/667-8334. Thank you.

Sincerely,



Paula Roe
Senior Vice President/Director
Corporate Compensation & Benefits


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October 25, 1999
Daniel W. Porter
9 Palace Gate, Flat 3
Kensington, London W8 5LS

Dear Dan:

I am very pleased to confirm our offer of employment to you as Chairman and CEO of Norwest Financial Services, Inc. You would also be an officer of Wells Fargo & Co., and a member of its Management Committee.

Your starting base salary will be $31,250 per month ($375,000 annually). You will be eligible to participate in our Executive Incentive Compensation Plan, the annual bonus plan for Senior Management. Awards under this plan are target driven and must be approved by the Human Resource Committee of the Board of Directors; however, we are prepared to guarantee that your bonus for work performed during 2000 will not be less than $625,000. Bonuses under this plan are typically paid in the month of March, following the close of the annual performance period. You will be eligible to receive a bonus each year with a target award of 150% of your base salary and a maximum award of 250%. Salary reviews are conducted annually, and any increase is based on an increase in the market pricing for your job.

We would also like to offer you:

- A hiring bonus of $1,000,000. This bonus would be paid to you after you have begun work at NFI, on or before January 31, 2000.
- $2,000,000 worth of Restricted Share Rights. These share rights would be awarded on the first day of the month following your start date with the number of shares calculated based on the prior day's closing stock price. These rights would vest over five years at 20% per year. You would receive dividend payments on the stock during the vesting period.

In addition, on November 23, 1999 we will present to our Human Resources Committee of the Board for approval a $1,500,000 long-term incentive stock option award. The number of option shares will be determined at the time of grant based on a Black-Scholes value of Wells Fargo stock. (A rough share estimate can be obtained by dividing the dollar grant value by 1/3 of the current stock price). Once awarded, the option will become exercisable in 1/3 increments over a three-year period and will be exercisable at the fair market value on the date of grant for up to 10 years. You will receive detailed information once the award has been approved by the Human Resources Committee of the Board of Directors. Under the terms of our Long Term Incentive Plan, in the case of death or disability, unvested options vest and all options have the original term period to exercise.


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Daniel W. Porter
October 25, 1999
Page 2

Additionally you will be eligible to receive long term incentive awards each year beginning in February of 2000. Your first grant recommendation in February 2000, will be for approximately $800,000 in Black-Scholes value.

Annual grants would be targeted at 200% of your base salary or higher.

As a member of the Management Committee you will receive the following benefits:

- Wells Fargo will provide you with a personal financial planning benefit. Under this program, the Company will pay the full cost of the AYCO financial planning program, or reimburse gross expenses up to $10,000 per calendar year for covered financial planning and/or tax preparation fees.

- You will also be entitled to an auto allowance of $940 per month and paid parking.

- You will also be eligible to participate in the Norwest Financial Deferred Compensation Plan. Under this plan you may elect to defer both base salary and bonus compensation into a variety of investment vehicles.

Norwest Financial also offers a comprehensive and competitive benefits package including health and retirement plans. A brochure describing these benefits is included.

Wells Fargo will relocate you to Des Moines. The relocation assistance will include the shipment of your household goods from your principal residence in London and the movement of goods from a site in the US where you may have things stored. It will also include a home search trip, and reimbursement for home purchase closing costs. You can talk to our Relocation Manager, Fran Gingras when you are ready. She can be reached at 612-667-9053.

If you are involuntarily terminated for any reason, other than cause, within one year from your date of hire, the Company will pay you a cash severance payment equal to two times your annual base salary plus your target bonus. This payment would be in lieu of any other severance plan that might be in place at the time. This amount would be paid over a two-year period, or, if greater, over a period of time which would end at 36 months from your date of hire. If you are involuntarily terminated after one year from your date of hire, the Company will pay you one times your annual base salary plus your target bonus or, if greater, an amount that may be available under the terms of a Wells Fargo severance plan which may be in effect at that time. This amount would be paid over a one-year period, or, if greater, over a period of time which would end at 36 months from your date of hire. You would be on a paid leave of absence during any severance period for purposes of restricted stock and option vesting. For purposes of the initial restricted stock grant, vesting would be accelerated in the case of an involuntary termination where the severance period ended 36 months or longer from the date of hire. Any severance payments would be conditioned on your agreement to a non-compete, non-solicit, and confidentiality agreement as well as a general release of claims which is reasonable and customary. For purposes of this letter, "cause" shall


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Daniel W. Porter
October 25, 1999
Page 3

mean your willful failure to perform substantially your duties hereunder which results in demonstrable material injury and damage to the Company, or your engagement in an act of dishonesty or moral turpitude which materially injures or damages the company.

As part of our normal business procedures, a background investigation will be done by a consumer-reporting agency. In accordance with consumer credit regulations, you will receive a copy of the report. We also require prospective employees to show proof of identity and authorization to be employed in the United States. Acceptable documents are outlined in the enclosed IRCA required documents List.

Included are the Applications for Employment and Disclosure forms, which you should complete and return as soon as possible. Also included is a copy of the Wells Fargo Code of Ethics and Business Conduct, which outlines some of our basic operating principles.

Should you have any questions about any of our policies or the terms of our offer, please contact me directly or feel free to contact Pat Callahan at 415-396-0855.

Dan, I hope you will consider the above as our sincere desire to have you as a key member of our management team.

Sincerely,

      /s/ Richard M. Kovacevich

Richard M. Kovacevich
President and Chief Executive Officer

I accept Wells Fargo Bank's offer of employment as outlined above.

     /s/ Daniel W. Porter                                          10/25/99
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         Daniel W. Porter                                            Date

cc: Pat Callahan